FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2001

                                  GENESYS S.A.
             (Exact name of registrant as specified in its charter)


    LE REGENT, 4 RUE JULES FERRY BP 1145, 34008 MONTPELLIER CEDEX 01, FRANCE
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                     Form 20-F    X          Form 40-F
                                -----                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                     No    X
                                -----            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

FOR IMMEDIATE RELEASE
Tuesday, May 15, 2001

                GENESYS REPORTS PRO FORMA FIRST-QUARTER RESULTS ;
            CONFIRMS STRONG GROWTH IN REVENUE AND EBITDA IMPROVEMENT

Highlights:

o Strong revenue growth (vs Q1 2000) for Genesys (31%) and accelerating growth for Vialog (19%).
o   Call volume up 45% for Genesys and 55% for Vialog vs Q1 2000.
o Rapid adoption of automated services (34% of combined audio revenues) driving improvement of gross margin by 300 basis points to 56.3%.
o Combined EBITDA margin of 17.8% (vs 9.4% in Q4 2000) reflects the benefit of the Vialog acquisition.

Montpellier, France - May 15, 2001 - Genesys Conferencing (Euronext: 3955 and
Nasdaq: GNSY), the world's leading conferencing specialist, today announced unaudited pro forma first-quarter results in line with preliminary results reported on May 3, 2001 for Genesysand Vialog The Vialog acquisition was completed on April 25 and will be consolidated from May 1, 2001.

-------------------------------------------------------------------------
        Summary of pro forma Genesys + Vialog first quarter 2001 results
        In US GAAP unaudited                        Pro forma
        Accounts. In thousands                  Genesys + Vialog
                                                ----------------

                                             Euro                 $
        Revenue                             51,589              47,617
      --------------------------------------------------------------------
        Gross Margin %                                56.3%
      --------------------------------------------------------------------
        EBITDA (including                    9,197               8,489
        corporate costs)
      --------------------------------------------------------------------
        % of revenue                                 17.8 %
      --------------------------------------------------------------------
        EBIT                               (1,252)             (1,155)
      --------------------------------------------------------------------
        Net Income (loss)                   -3,459             (3,192)
      --------------------------------------------------------------------

Combined revenues for Genesys and Vialog for the first quarter increased to Euros 51.6 million (U.S. $47.6 million) from Euros 41.3 million (U.S. $38.1 million). Europe represented 27% of revenues, while the United States represented 70% and Asia-Pacific 3%. Growth was mainly organic, and both companies saw increased use of automated services, which accounted for 34% of audio revenues.

Combined EBITDA was approximately Euros 9.2 million (U.S. $8.5 million), or 17.8% of combined revenues up from 9.4% in Q4 2000.

Combined EBIT, including goodwill amortization of approximately Euros 6,1 million (US$ 5.6 million), for the period amounted to Euros (1.3) million (US$ 1.2) and combined pretax loss was Euros (2.04) millions (US$ -1.88). The company posted a net loss of Euros (3.5) million (US$ -3.2), or Euros -(0.27) (US$ 0.23) per share.

In presenting those results, Francois Legros, Chairman & CEO of Genesys stated:
"we are very happy with the financial performance of both companies during the first quarter. These figures clearly reflect some of the benefits of the merger between Vialog and Genesys, although it has to be noted that savings from operational synergies as well as from the refinancing of Vialog's debt were not realized during the first quarter. We are also pleased with the continuous strong deployment of our automated services and the resulting increase of our margins", he added.

                    -----------------------------------------
                                                Genesys
                                           ------------------
                       In French GAAP,
                      unaudited accounts     Euro      $
                         In thousands
                    -----------------------------------------
                    Revenue                 26,777   24,709
                    -----------------------------------------
                    Gross margin            15,684   14,476
                    -----------------------------------------
                    in % of revenue               58,6 %
                    -----------------------------------------
                    EBIT                      (118)    (109)
                    -----------------------------------------
                    Financial income          (647)    (597)
                    -----------------------------------------
                    Income tax                (875)    (808)
                    -----------------------------------------
                    Goodwill amortization   (1,907)  (1,760)
                    -----------------------------------------
                    Net income (loss)       (3,547)  (3,274)
                    -----------------------------------------

--------------------------------------------------------------------------------
                 CEO Francois Legros, EVP Finance Pierre Schwich

       and SVP Business Affairs Mike Savage will hold a conference call on
                Wednesday, May 16 at 18:30 PM French time (GMT+1)
                          or at 12:30 AM Eastern Time.

        The Genesys conference call will be webcast live. The public may access the call by:

 Dialing + 44 208 781 05 97 from Europe and + 1 303 267 10 07 from North America to join the conference call and participate in the Q&A session
                                       OR
  Joining the live webcast of the call at www.genesys.com/investor by clicking on the Q1 2001 earnings webcast icon.

 If you are unable to participate during the conference, a replay of the call will be available at www.genesys.com/investor
--------------------------------------------------------------------------------

About Genesys Conferencing:
Founded in 1986, Genesys Conferencing is the world's leading conferencing specialist: audio conferencing, data conferencing, video conferencing and webstreaming. Working in a rapidly growing market and enjoying unique world-wide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 16 countries throughout Europe, Asia Pacific and the United States. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADRs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY). Genesys Conferencing's revenue has grown by 24 times, internally and through acquisitions, over the past five years. The company's average yearly revenue growth rate during that same time span was 89 percent. In 2000, Genesys Conferencing's revenue amounted to approximately U.S. $85.3 million, up 95 percent from 1999, representing 305 million of conferencing minutes. Combined revenues of Genesys and Vialog for the full-year 2000 were US $164.4 million.

Press & Investor Relations in Europe
Pierre SCHWICH                  Marine BRUN                            Florence CATEL
EVP, Finance                    Shareholder and Investor Relations     Press Relations
Tel: +33 4 67 06 27 55          Tel : + 33 4 67 06 75 17               Tel : + 33 4 67 06 27 49
Pierre.schwich@genesys.com      investor@genesys.com                   florence.catel@genesys.com


Press and Investor relations in North America
Mike Savage                     Paul Joyal
SVP Business Affairs            Press Relations
Tel : 781-761-6200              Tel : 781-761-6200
Msavage@genesys.com             pjoyal@genesys.com

Forward-Looking Statements
This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties' intent, belief or current expectations regarding future events and trends affecting the parties' financial condition or results of operations. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the form F4 registration statement which was filed by Genesys with the Securities and Exchange Commission on February 12, 2001.Although management of the parties believe that their expectations reflected in the forward looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

                              GENESYS CONFERENCING
            Pro forma combined Genesys and Vialog results in US GAAP for the periods ended March 31, 2000, December 31, 2000 and March 31, 2001
                 (in thousands, except share and per share data)
           (the exchange rate is an average of Q1 2001, 1Euro= $0.923)


                                                            Three months
                                                          ended March 2001
                                                          Euro         $

     Net revenues                                        51,589      47,617

     Cost of revenues, including depreciation            22,543      20,807
                                                       ----------------------

     Gross profit                                        29,046      26,810

     Selling, general and administrative expenses        24,182      22,320

     Amortization of goodwill and intangibles             6,116
                                                       ----------------------

     Operating income (loss)                             (1,252)     (1,155)

     Financial income (expense), net                       (787)       (726)
                                                       ----------------------

     Income (loss) before taxes                          (2,039)     (1,881)

     Income tax (expense)                                (1,420)     (1,311)
                                                       ----------------------

     Net loss                                            (3,459)     (3,192)

     Loss per common share - basic and diluted            (0.27)      (0.25)

     Weighted average common shares outstanding              12,865,965

     EBITDA                                               9,197       8,489



                         Three months       Three months ended    Three months ended
                       ended March 2001      December 31, 2000      March 31, 2000
                        Euro         $        Euro         $        Euro         $

Net revenues           51,589      47,617    49,317      45,519    41,322      38,140


Gross Profit           29,046      26,810    26,286      24,262    22,041      20,344
                   -------------------------------------------------------------------
                        9,197       8,489     4,656       4,297     8,818       8,139
EBITDA

                              GENESYS CONFERENCING
                           Genesys Results in US GAAP
    for the periods ended March 31, 2000, December 31 2000 and March 31, 2001
                 (in thousands, except share and per share data)
           (the exchange rate is an average of Q1 2001, 1Euro= $0.923)


                                                             Three months
                                                           ended March 2001
                                                           Euro           $

     Net revenues                                          26,770      24,709

     Cost of revenues, including depreciation              11,086      10,232
                                                      ------------------------

     Gross profit                                          15,684      14,476

     Selling, general and administrative expenses          15,500      14,307

     Amortization of goodwill and intangibles               2,326       2,147
                                                      ------------------------

     Operating income (loss)                               (2,142)     (1,977)

     Financial income (expenses), net                       1,556       1,436

     Income (loss) before taxes                              (586)       (541)

     Income tax (expense)                                  (1,420)     (1,311)
                                                      ------------------------

     Net loss                                             (-2,006)    (-1,852)

     Loss per common share - basic and diluted              (0.21)      (0.20)

     Weighted average common shares outstanding                 9,418,996

     EBITDA                                                 2,784       2,570

     Main differences between Genesys French GAAP accounts and U.S. GAAP accounts are summarized below:
- 2.3 million Euros of goodwill amortization included in the EBIT in U.S. GAAP and accounted for 1,9 million Euros after EBIT in French GAAP.
- Deffered treatment of currency exchange gain of 1.0 million Euros in U.S. GAAP versus a loss of 1,0 million Euros in French GAAP, affecting Finacial income.


                      Three months        Three months ended    Three months ended
                    ended March 2001      December 31, 2000       March 31, 2000
                    Euro          $       Euro           $        Euro         $

Net revenues        26,770      24,709    27,865       25,719    20,494      18,916

                    15,684      14,476    15,749       14,536    11,472      10,589
Gross Profit
                 -------------------------------------------------------------------
                     2,784       2,570     1,653        1,526     3,679       3,396
EBITDA

                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2001

                                           GENESYS SA


                                           By: /s/ Pierre Schwich
                                           -------------------------------
                                           Name:  Pierre Schwich
                                           Title: Chief Financial Officer